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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

Georgiopoulos                     Peter                  C.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

c/o General Maritime Corporation
35 West 56th Street
--------------------------------------------------------------------------------
                                    (Street)

New York, New York 10019
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

General Maritime Corporation ("GMR")
--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


--------------------------------------------------------------------------------
4.   Statement for Month/Day/Year

September 12, 2002
--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Day/Year)


--------------------------------------------------------------------------------
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [x]  Director                             [_]  10% Owner
     [x]  Officer (give title below)           [_]  Other (specify below)

Chairman and Chief Executive Officer
--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by One Reporting Person
     [_]  Form filed by More Than One Reporting Person
--------------------------------------------------------------------------------


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                5.              6.
                                        2A.                      4.                             Amount of       Owner-
                                        Deemed                   Securities Acquired (A) or     Securities      ship
                            2.          Execution   3.           Disposed of (D)                Beneficially    Form:     7.
                            Transaction Date,       Transaction  (Instr. 3, 4 and 5)            Owned Following Direct    Nature of
                            Date        if any      Code         ------------------------------ Reported        (D) or    Indirect
1.                          (Month/     (Month/     (Instr. 8)                   (A)            Transaction(s)  Indirect  Beneficial
Title of Security           Day/        Day/        ------------     Amount      or     Price   (Instr. 3       (I)       Ownership
(Instr. 3)                  Year)       Year)        Code     V                  (D)            and 4)          (Instr. 4)(Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock               9/12/02                   C(1)           742,311.2     D      (1)     2,192,793        D,I        (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) See attached note.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 1474 (7-96)
                                                                     Page 1 of 3

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                                                                                                          Deriv-    Form
             2.                                                                                           ative     of
             Conver-                           5.                              7.                         Secur-    Deriv-   11.
             sion                              Number of                       Title and Amount           ities     ative    Nature
             or               3A.              Derivative    6.                of Underlying     8.       Bene-     Secur-   of
             Exer-            Deemed  4.       Securities    Date              Securities        Price    ficially  ity:     In-
             cise     3.      Execu-  Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Owned     Direct   direct
             Price    Trans-  tion -  action   or Disposed   Expiration Date   ----------------  Deriv-   Following (D) or   Bene-
1.           of       action  Date,   Code     of(D)         (Month/Day/Year)            Amount  ative    Reported  In-      ficial
Title of     Deriv-   Date    if any  (Instr.  (Instr. 3,    ----------------            or      Secur-   Trans-    direct   Owner-
Derivative   ative    (Month/ (Month/ 8)       4, and 5)     Date     Expira-            Number  ity      action(s) (I)      ship
Security     Secur-   Day/    Day/    ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)   ity      Year)   Year)   Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Collar       (1)      9/12/02         C(1)            (1)                      Common   742,311.2           0        (1)      (1)
Adjustment                                                                     Stock
(right to
acquire and
obligation
to dispose)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) See attached note.

/s/ Peter C. Georgiopoulos                                September 13, 2002
-------------------------------------                     ------------------
   **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                  SEC 1474(7-96)

                                     FORM 4

         Name of Reporting Person:          Peter C. Georgiopoulos

         Issuer Name and Ticker
         or Trading Symbol:                 General Maritime Corporation ("GMR")

         Statement for Month/Day/Year:      September 12, 2002


                                      Notes

     (1) The reporting person, directly or through controlled entities, received all of the shares of common stock of the issuer which he owns in a recapitalization of the issuer on June 12, 2001 which initially closed following effectiveness of the issuer's initial public offering. As part of the recapitalization, the reporting person received shares in exchange for his general partnership interests in seven limited partnerships owning ocean-going tanker vessels that were contributed by various persons in the recapitalization to the issuer. The reporting person also received shares in exchange for a management company contributed to the issuer.

          A portion of the shares received by the reporting person in the recapitalization were initially deposited into a collar adjustment escrow account. Under the terms of the plan of recapitalization, the reporting person, through controlled entities, had the right to receive additional shares from the collar adjustment escrow account or was obligated to relinquish shares held in the collar adjustment escrow account, depending on the average closing price of common stock during the twenty trading days ending on June 12, 2002 (the one year anniversary of the IPO) or, if earlier, the time at which the issuer consummated a secondary offering or offerings of at least one-third of the shares issued in the recapitalization. No such offering occurred prior to June 12, 2002.

          Based on the closing prices for the twenty trading days ending on June 12, 2002, the reporting person was required to relinquish to the issuer for cancellation a net amount of 742,311.2 shares pursuant to the collar adjustment. This form reports the implementation of the collar adjustment and the resulting relinquishment of such shares by the reporting person, which became final on September 12, 2002 in accordance with the terms of the plan of recapitalization.